ZenaTech, Inc.

Management Discussion and Analysis

For the Consolidated Interim Six Months Periods Ended

June 30, 2026, and 2025

(Unaudited)

Operating Results

General

This Management Discussion & Analysis (“MD&A”) is intended to provide readers with the information that management believes is required to gain an understanding of the current results of ZenaTech, Inc. (the “Company” or “ZenaTech”) and to assess the Company's ability to raise capital to grow its business. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on assessing the Company's ability to raise capital to grow its business. Readers are cautioned that actual events and results will vary.

In this MD&A we describe certain income and expense items that are unusual or non-recurring. The associated financial statements and this MD&A, including comparatives, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Our discussion includes terms not defined by the IFRS. Our usage of these terms may vary from the usage adopted by other companies. Specifically, working capital and cash flow from operations are undefined terms by IFRS. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

The following MD&A is presented and dated as of September 23, 2026 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2026, and the audited consolidated financial statements and related notes for the year ended December 31, 2025. The Company's consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The operations of the Company have been primarily funded through internally generated cash flow, private placements of debt and equity, and revolving lines of credit from related parties. The continued operations of the Company are dependent on the Company's ability to generate profitable operations in the future, continued customer growth and the execution of a sufficient financing plan for future operations.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures, and internal controls. Management is also responsible for ensuring that information disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

All currency amounts in the accompanying financial statements and this MD&A are expressed in Canadian dollars, the Company's functional currency, except where noted. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Issuer's management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Forward Looking Statements

The MD&A includes certain statements that may be deemed “forward-looking statements”. These statements relate to future events or the Issuer's future performance. All statements, other than statements of historical fact, may be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Issuer believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Issuer's actual results could differ materially from those anticipated in these forward-looking statements because of various risk factors.

Description of Business

ZenaTech, Inc. is a technology solutions company that specializes in mission-critical cloud-based software applications integrated with smart hardware to deliver innovative solutions across diverse industries. ZenaTech, Inc. (“ZenaTech” or the “Company”) was incorporated by Articles of Incorporation in the State of Illinois, United States of America (“USA”) on August 31, 2017, under the name ZenaPay, Inc. On August 11, 2020, the name of the Company was changed to ZenaDrone, Inc., and on October 5, 2020, to ZenaTech, Inc. to better reflect the Company’s business activities and its corporate organization.

On December 14, 2018, the Company was domiciled in British Columbia, Canada, through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia). ZenaTech moved its headquarters to Vancouver during January 2025.

The Common Shares of the Company are listed and posted for trading on the Nasdaq Capital Market under the trading symbol “ZENA”, on the Mexican Stock Exchange (BMV) under the symbol “ZENA”, and on the Frankfurt Stock Exchange under the trading symbol “49Q”. Nasdaq is the Company's primary trading market.

The Company’s principal address and office is located at 777 Hornby Street, Suite 1460, Vancouver, British Columbia V6Z 1S4 Canada and its telephone number is (647) 249-1622. The Company’s registered and records office is located at Suite 1000 – 595 Burrard Street, Vancouver, British Columbia V7X 1M8 Canada.

The Securities Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov and search for the ticker “ZENA.” Our internet website is http://www.zenatech.com.

ZenaTech operated in the software business as it incurred expenses developing its drone business until end of 2024. Beginning with 2025 the Company began generating revenues in the survey business through acquisitions and operates in two segments: (i) software development technology, sales, and distribution and (ii) survey services (DaaS). The Company intends to deliver these services using its internally developed drones and related technologies. ZenaTech, Inc. is a parent-holding company that operates through wholly owned subsidiary companies as described below.

Enterprise as a Software Companies

ZenaTech specializes in the development of mission-critical cloud-based software applications that can be integrated with smart hardware to create innovative solutions for companies in a variety of industries. See a list of the software industries and customer serviced below.

•ZenaTech, Inc. (“ZenaTech”), originally incorporated under the name ZenaPay, Inc., a British Columbia, Canada, company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including for field management services

•PacePlus, Inc.(“PacePlus”) is a Wyoming, USA corporation that provides cloud-based enterprise software solutions for the medical records industry, with its subsidiaries,

▪SystemView, Inc. (“SystemView”) is a Wyoming, USA corporation that provides software solutions for the automated facility management industry, and,

▪ZigVoice, Inc. (“ZigVoice”) is a Wyoming, USA corporation that provides software solutions for the contact center industry.

•WorkAware, Inc. (“WorkAware”), a Wyoming, USA company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including field management services,

•TillerStack, GmbH., a German corporation, provides cloud-based enterprise field service management software and mobile solutions for variety of industries.

•PsPortals, Inc. (“PsPortals”), a Delaware, USA corporation, provides browser-based enterprise software applications for public safety.

•Ecker Capital, Inc. (“Ecker”), a holding company for,

▪Interactive Systems, Inc., a software inventory management company,

▪interlinkONE, Inc., a SaaS cloud-based solutions for warehouse and inventory fulfillment company, and,

▪ESM Software, Inc., a software technology provider specializing in developing business strategy management solutions.

•ZooOffice, Inc., DBA Jadian, a global software and services company that provides complete solutions for companies managing compliance, and its subsidiary,

▪DeskFlex, Inc., provides smart desk booking and office hoteling software solutions,

•Othership, Limited (“Othership”), a United Kingdom limited liability company purchased on March 18, 2025, provides software for workplace scheduling and management solutions to remote businesses and individuals.

ZenaTech added the following SaaS companies during 2026.

•ZenaTech completed the acquisition of NOW Solutions, Inc. (“NOW”) on April 6, 2026. NOW is expanding the Company's Enterprise SaaS division with government and public-sector customers and strengthening recurring revenue. NOW is a Richardson, Texas-based, HR and payroll software company with a long-standing list of customers including schools, hospitals, municipal organizations, and government entities across the U.S. and Canada. The material assets of the Human Resource Management System (HRMS) company, which serves small to mid-market-sized customers with workforces of 1000 to 20,000 employees, was acquired through a bankruptcy sale process under U.S. bankruptcy law. This acquisition adds a recurring revenue business with decades-long customer relationships, further strengthening ZenaTech’s Enterprise SaaS division and portfolio of software companies and brands.

Drone as a Service Companies and Drone Technology

ZenaTech acquired the companies from the list below starting with Weddle Surveying, Inc., in connection with our Drone as a Service business during 2025 and reported revenue from this industry. The list below starts with the subsidiaries created before 2025 and ends with Andrew Spiewak Land Surveyor, Inc.

•ZenaDrone, Inc. (“ZenaDrone WY”) a Wyoming, USA, company, and its subsidiaries,

▪ZenaDrone Limited, an Irish entity established for the Irish and European Union drone sales and drone services operations to register with the Irish Aviation Authority.

▪ZenaDrone Manufacturing, Inc., an Arizona corporation established to manufacture drones in the United States of America (“USA”)

•ZenaDrone Trading LLC (“ZenaDrone LLC”), a Dubai, United Arab Emirates (“UAE”) corporation established for the drone commercial, marketing and sales of drone operations with its subsidiary,

▪ZenaDrone Manufacturing (FZE) (“ZenaDrone FZE”), a Sharjah, UAE company established for the manufacturing of drones and batteries.

•Drone as a Service, Inc, a Wyoming Corporation, opened for operations in the drone industry.

•Spider Vision Sensors Ltd opened during February 2025 in anticipation of opening a sensors and component manufacturing facility in Taipei, Taiwan and to supply components which will be used in the ZenaDrone products.

•Weddle Surveying, Inc., (‘Weddle”) a Tigard, Oregon professional land surveying company purchased January 14, 2025. Weddle serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington.

•KJM Land Surveying, Inc. (“KJM”), a Pensacola, Florida land surveying firm acquired on January 22, 2025, provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential, commercial, and construction customers.

•Landtec Construction Surveying, DBA Wallace Surveying Corporation, (“Wallace”) of West Palm Beach, Florida, acquired on April 2nd, 2025. Wallace is a well-established land survey company with thirty years of experience providing construction and land development surveys delivering accurate and reliable data that supports project planning and design for developers, contractors, engineers, and architect customers.

•Survey East, Inc., DBA Miller Land Surveying Corporation (“Miller”) of Lake Worth, Florida acquired on April 7, 2025. Miller is a land survey and mapping company in the Palm Beach Country area of South Florida.

•Laventure & Associates, Inc., (“Laventure”) of Fort Pierce, Florida was acquired on May 21, 2025, along with Atlantic Civil Engineering, Inc., a Port St. Lucie, Florida corporation. Both Laventure and Advanced Civil Engineering, Inc. operate under the Laventure name. Laventure is a land surveying, mapping, and service corporations with in-house expertise to service the powerline inspection market servicing Florida and neighboring states.

•Empire Land Surveying (“Empire”) of Pensacola, Florida, purchased on June 9, 2025. Empire is a Pensacola Florida-based surveying firm with over two decades of expertise and replete customer relationships for topographic, boundary and control surveys. This acquisition will serve strategic bolt-on to the January 2025 acquisition ZenaTech completed of KJM Land Surveying, further adding reach, capacity, and business and government customers in Northwest Florida and the company’s Southeast US region.

•Morgan Land Surveying, Inc, a subsidiary of ZenaTech, bought Morgan Surveying, Inc. (“Morgan”), a Greensboro, North Carolina on August 4, 2025. Morgan land surveying firm with an established reputation for serving customers in Guilford County and surrounding areas for over 30 years. This marks the first completed acquisition in North Carolina, expanding the DaaS business presence in the Southeast region along with five recent Florida-based acquisitions and enhances the company’s ability to sell to both government and commercial customers.

•Cardinal Civil Resources (“Cardinal”) of Williamsburg, Virginia, was acquired on August 1st, 2025. Cardinal is a land surveying and engineering firm with operations across Virginia, North Carolina, and South Carolina. Cardinal’s commercial portfolio includes large national homebuilders as well as custom residential developers, large-scale multi-unit builders, airport hangars. This purchase increases the Company’s DaaS footprint in the Southeast region and its portfolio of marquee major customers including the US Department of Transportation (USDOT).

•Lescure Engineers, Inc. (“Lescure”) of Santa Rosa, California, was purchased September 11, 2025. Lescure is a civil engineering and land surveying firm. Lescure Engineers provides full-service civil engineering since 1979, land surveying, and development planning solutions, with expertise spanning water and wastewater systems, utility and drainage planning, commercial and winery permit applications, construction and subdivisions.

•A&J Land Surveyor, Inc. (“A&J”), a Jacksonville, Florida, land-based survey and engineering firm founded in 1995 and acquired September 23, 2025. A&J specializes in complex surveying projects across aviation, utility, and infrastructure, with expertise in runway surveys, hangar projects, and utility development. The firm is well established in Jacksonville and has longstanding relationships with leading regional aviation and utility authorities.

•Putt Land Surveying, Inc. (“Putt”), a Tucson, Arizona firm and purchased October 3, 2025. Putt is a land survey company founded more than forty years ago, with established clients including City of Tucson, school districts, and a range of public and private sector clients.

•Rampart Surveys Inc. (“Rampart”), of Woodland Park, Colorado, acquired on November 11, 2025. Rampart is a land survey firm with nearly three decades of experience. Rampart has established a reputation for providing boundaries, land title, topographic, and construction staking surveys for commercial projects across central Colorado while maintaining strong relationships with various regional governments and private-sector clients across multiple counties.

•Smith Surveying Group LLC (“Smith”), of Jacksonville, Florida, purchased on November 17, 2025. Smith is a land surveying and inspection firm with longstanding expertise and clients across municipal, aviation, and commercial markets. Smith has an established presence in Jacksonville’s public sector and commercial markets across many of the region’s infrastructure, development and land-use projects.

•Casado Design Ltd. (“Casado”) of Weston-super-Mare, England, UK-based corporation, purchased on November 25, 2025. Casado has about 15 years of experience in conducting land surveys and CAD (Computer-Aided Design) services with 3D modelling and design at the time of purchase.

•Vara 3D Inc. (“Vara”), of the Salt Lake City, Utah area, a surveying and 3D mapping company acquired on December 12, 2025. Vara serves clients across Utah with a strong footprint in California’s solar energy ecosystem. Vara specializes in commercial, residential, and solar energy firm projects with a broad base of recurring clients. Their services include land surveying, 3D mapping, and construction staking, as well as commercial and utility-scale solar facility and solar array planning.

•Holt Surveying & Mapping, Inc. (“Holt”), of Spokane, Washington, acquired on December 15, 2025, a land surveying services with operations across Washington state and Northern Idaho. Holt maintains established customer relationships in the Pacific Northwest construction and infrastructure markets.

•L.D. King Engineering Co. Inc. (“L.D. King”) of Ontario, California purchased on December 18, 2025. L.D. King is a civil engineering and land surveying firm with over sixty years of experience providing surveying, engineering, land development, construction management, planning, and quality control services.

•Sunrise Window Cleaners (“Sunrise”) of Hammonds Plains, Nova Scotia purchased on December 22, 2025. Sunrise is a window cleaning company with over fifteen years of experience providing window cleaning and related exterior maintenance services.

•Andrew Spiewak Land Surveyor, Inc. (“Spiewak”), of the Chicago, Illinois area, purchased on December 22, 2025. Andrew is a land surveying and engineering consulting service firm, which provides services to local builders, developers, architects, and engineers.

ZenaTech acquired the companies from the list below starting with Weddle Surveying, Inc., in connection with our Drone as a Service business during 2026.

•ZenaTech purchased Andy Paris & Associates (“Andy Paris”) of Lake Oswego, Oregon on April 8, 2026. Andy Paris is expanding the Company's national Drone-as-a-Service network and Pacific Northwest footprint to serve business and government customers. Founded in 1952, provides boundary, topographic, and construction staking surveys supporting commercial and infrastructure development for customers across Oregon and Washington states. Its longstanding relationships and presence complement ZenaTech’s existing Portland area DaaS location, creating a unified base for scalable DaaS expansion in the region.

•ZenaTech acquired High Prairie Survey Company (“High Prairie”), a Kiowa, Colorado corporation on May 28, 2026. High Prairie has a longstanding track record serving real estate clients, residential developers, construction companies, and infrastructure clients across the southeastern Denver metropolitan area and growth corridor. As ZenaTech’s 23rd acquisition, this transaction further expands the Company’s DaaS and AI-autonomy platform across the U.S. and globally, while closing in on its stated goal of acquiring 25 companies by mid-2026. High Prairie has a longstanding track record serving real estate clients, residential developers, construction companies, and infrastructure clients across the southeastern Denver metropolitan area and corridor.

•ZenaTech purchased NorthGroup Consulting, LLP (“NorthGroup”) a firm headquartered in Brisbane, Queensland, Australia on June 1, 2026. NorthGroup is an Australian land surveying and spatial services firm with offices in Gladstone and Queensland. The acquisition will strengthen the Company’s customer base in infrastructure, public works, and natural resources sectors.

•Drone as a Service purchased of Florida-based Green Earth Power Washing, LLC (“Green Earth”), a West Palm Beach, Florida firm on June 22, 2026. Green Earth is a franchise system with a company-owned operation and franchised units that pay ongoing royalty fees. Founded in 2010 and commencing franchise operations in 2020, the company has a corporate-owned West Palm Beach location and franchisee-operated business locations in central and south Florida. Green Earth provides exterior cleaning and property maintenance services serving local municipal governments and commercial business.

Business Strategies

The Company operates in two revenue reporting segments: the Enterprise SaaS Software segment and the Drone as a Service (DaaS) segment. During the three months ended June 30, 2026, the DaaS segment represented approximately 92% of consolidated revenue, and for the six months ended June 30, 2026, DaaS represented approximately 93% of consolidated revenue.

Software Segment

The Enterprise SaaS Software segment encompasses the Company's software subsidiaries providing cloud-based solutions across medical records, facility management, contact center, field service management, warehouse management, compliance, and public safety verticals, together with the Company's newly acquired HR and payroll (HRMS) business, NOW Solutions, Inc. The Company does not anticipate any material changes to the use of existing software products while it continues to scale the DaaS segment through acquisitions. The segment continues to provide recurring subscription and maintenance revenue from a base of enterprise and government customers.

Drone as a Service Segment

ZenaTech's DaaS strategy involves acquiring established land survey and related field services companies, integrating the Company's proprietary ZenaDrone 1000 AI drone platform and IQ Drone Series into the service delivery workflow, and converting service delivery from traditional land-based methods to drone-based operations. The objective is to reduce cost per survey while increasing capacity, geographic reach, and margin. DaaS segment revenue was $8,629,971 for the three months ended June 30, 2026 and $16,442,433 for the six months ended June 30, 2026, reflecting the continued integration of the approximately twenty-six acquisitions completed since January 2025.

The Company's drone fleet includes the ZenaDrone 1000, a high-quality large drone made of carbon fiber with eight electronic motors and a blend-wing body design, which has longer flight time than many commercial drones and can self-charge on charging pads; however, the ZenaDrone 1000 is used in less than 5% of the Company's DaaS surveys and is generally not suited to land surveying, except in some cases involving very large survey areas. The Company's IQ Series drones are used most often in DaaS operations. The IQ Quad is the Company's primary land survey drone. The IQ Square is designed as a line-of-sight inspection drone for utilities customers and is also being developed, with a tethered water and electrical supply, as a power-washing drone; both applications of the IQ Square are currently in internal testing and pilot phases.

Interim June 30, 2026 Selected Financial Data

Results of Operations — Summary Data (Three Months)

Three Months	3-Months June 30, 2026	3-Months June 30, 2025	Variance ($)	Variance (%)
Revenue	9,332,286	2,241,662	7,090,624	316%
Total operating expenses	31,235,438	6,151,472	25,083,966	408%

Net operating loss before other income (expenses)	(21,903,152)	(3,909,810)	(17,993,342)	460%
Net loss for the period	(22,544,897)	(6,121,511)	(16,423,386)	268%
Comprehensive loss for the period	(21,107,118)	(6,798,317)	(14,308,801)	210%
Basic loss per common share	(0.28)	(0.19)	(0.09)
Diluted loss per common share	(0.28)	(0.19)	(0.09)
Basic and diluted shares used in computation	80,977,561	31,637,388

Results of Operations — Summary Data (Six Months)

Six Months	6-Months June 30, 2026	6-Months June 30, 2025	Variance ($)	Variance (%)
Revenue	17,734,605	3,377,316	14,357,289	425%
Total operating expenses	61,206,918	10,279,137	50,927,781	495%
Net operating loss before other income (expenses)	(43,472,313)	(6,901,821)	(36,570,492)	530%
Net loss for the period	(49,094,802)	(10,731,830)	(38,362,972)	357%
Comprehensive loss for the period	(48,313,402)	(11,410,753)	(36,902,649)	323%
Basic loss per common share	(0.73)	(0.38)	(0.35)
Diluted loss per common share	(0.73)	(0.38)	(0.35)
Basic and diluted shares used in computation	67,375,487	28,526,538

Revenue increased by $7,090,624, or 316%, for the three months ended June 30, 2026 as compared to the same period of 2025, and increased by $14,357,289, or 425%, for the six months ended June 30, 2026 as compared to the same period of 2025. This increase was driven primarily by the Drone as a Service segment, which contributed $8,629,971 in Q2 2026 (Q2 2025: $1,580,582) and $16,442,433 for the six months ended June 30, 2026 (six months 2025: $1,983,348), reflecting the continued consolidation of the twenty-five land surveying and related field service operations acquired during 2025 and the first half of 2026. The Enterprise SaaS Software segment contributed $702,315 in Q2 2026 (Q2 2025: $661,080) and $1,292,172 for the six months ended June 30, 2026 (six months 2025: $1,393,968).

Total operating expenses increased to $31,235,438 for the three months ended June 30, 2026 from $6,151,472 in the same 2025 period, and to $61,206,918 for the six months ended June 30, 2026 from $10,279,137 in the same 2025 period. The increase reflects the continued integration of the Company's acquired land surveying and field services subsidiaries, together with significant non-cash charges. Key drivers for the six-month period include: wages and benefits increased by $17,340,779 to $20,559,782, reflecting the substantially expanded workforce; sales and marketing increased by $7,871,351 to $11,108,368 as the Company continued to invest in DaaS brand presence; programming and support fees increased by $5,096,209 to $5,785,640, reflecting direct costs of DaaS operations including subcontracted labor for survey projects, field equipment, and hosting costs; general and administrative costs increased by $7,720,177 to $9,322,830, reflecting consolidated overhead from the acquired subsidiaries; professional fees increased by $2,400,167 to $2,894,467 from legal, audit, and consulting costs associated with public-company reporting; amortization and depreciation increased by $2,223,116 to $2,594,305; stock-based compensation increased by $8,511,526 to $8,941,526, reflecting equity awards to directors, officers, and consultants (entirely non-cash); and stock issued for services decreased by $235,544 to $nil.

Other (income)/expenses for the six months ended June 30, 2026 included net finance expenses of $3,509,972 (six months 2025: $4,180,908), interest income of $562,928, a foreign currency exchange loss of $45,040, a change in fair value of warrant liabilities of $3,848,075 relating to the warrants issued in the Company's May 2026 direct financing arrangement (see Equity Structure section below), a loss on disposal of assets of $19,921, and an unrealized gain on marketable securities of $1,217,670. For the three months ended June 30, 2026, the Company recognized net finance income of $1,573,428 as compared to finance expense of $2,563,359 in the prior year period, reflecting favorable movements in the fair value of embedded derivative liabilities on the Company's convertible debt instruments during the quarter.

The Company incurred a net loss of $22,544,897 during the three months ended June 30, 2026, as compared to a net loss of $6,121,511 during the same 2025 period, and a net loss of $49,094,802 for the six months ended June 30, 2026, as compared to a net loss of $10,731,830 for the same 2025 period. The comprehensive loss for the six months ended June 30, 2026 was $48,313,402, which includes the net loss of $49,094,802 less a foreign currency translation reserve gain of $781,400. Basic and diluted loss per share were both $(0.28) for Q2 2026 (Q2 2025: $(0.19)) and $(0.73) for the six months ended June 30, 2026 (six months 2025: $(0.38)).

Analysis of Financial Results

Summary Balance Sheet Data

Balance Sheet	June 30, 2026	December 31, 2025	Variance ($)	Variance (%)
Total current assets	58,301,728	33,210,192	25,091,536	76%
Fixed assets, net	17,226,552	11,575,262	5,651,290	49%
Total long-term assets	90,968,701	66,553,248	24,415,453	37%
Total assets	149,270,429	99,763,441	49,506,988	50%
Total current liabilities	33,979,714	14,955,764	19,023,950	127%
Total long-term liabilities	23,920,863	16,846,226	7,074,637	42%
Total liabilities	57,900,577	31,801,990	26,098,587	82%
Total shareholders' equity	91,369,852	67,961,451	23,408,401	34%
Total liabilities and shareholders' equity	149,270,429	99,763,441	49,506,988	50%

Total current assets increased by $25,091,536, or 76%, for the six months ended June 30, 2026 as compared to December 31, 2025. Cash increased by $6,254,893 to $12,235,259, reflecting proceeds from the quarter's equity and warrant financing, partially offset by cash used in operations, investing activities, and additional amounts advanced to Epazz, Inc. Short-term advance to affiliate increased by $2,129,331 to $11,224,876, as additional amounts were advanced to Epazz, Inc. during the period. Inventory of drone components increased by $1,557,175 to $4,399,969. Other current assets increased by $924,207 to $2,954,922. Accounts receivable, net increased by $978,937 to $5,145,822. Marketable securities increased by $13,246,992 to $22,340,879, reflecting the investment of financing proceeds and unrealized gains on those investments .

Net fixed assets (property, plant and equipment) increased by $5,651,290, or 49%, to $17,226,552, reflecting equipment additions from the DaaS segment's surveying equipment and vehicles, including assets acquired with the 2026 business combinations.

Total long-term assets increased by $24,415,453, or 37%, for the six months ended June 30, 2026. Goodwill increased by $6,511,703 to $18,735,192 and intangibles increased by $3,485,627 to $13,840,706, both reflecting the 2026 business combinations. Right of Use assets increased by $3,760,035 to $7,847,688 from new facility leases, and product development costs increased by $1,250,504 to $7,933,299 reflecting continued capitalized drone and software development. The long-term advance to affiliates increased by $2,779,305 to $17,995,355, while the note receivable from affiliate remained unchanged at $341,850, and capital advances increased by $951,657 to $2,659,851.

Total assets increased by $49,506,988, or 50%, for the reasons listed above.

Total current liabilities increased by $19,023,950, or 127%, during the six months ended June 30, 2026, primarily reflecting the recognition of a $16,687,117 warrant liability in respect of the 11,792,455 warrants issued with the registered direct offering of May 18, 2026, together with increases in contract liabilities and lease liability.

Total long-term liabilities increased by $7,074,637, or 42%, during the six months ended June 30, 2026, primarily due to an increase in loans payable of $3,870,403 to $17,437,359 and an increase in long-term lease obligations of $3,204,234 to $6,483,504.

Total liabilities increased by $26,098,587, or 82%, to $57,900,577.

Total shareholders' equity increased by $23,408,401, or 34%, during the six months ended June 30, 2026, as described in the Equity Structure section below.

Financial Condition, Liquidity and Capital Resources

Net Working Capital

Net Working Capital	June 30, 2026	December 31, 2025	Variance ($)	Variance (%)
Cash	12,235,259	5,980,366	6,254,893	105%
Marketable securities	22,340,879	9,093,887	13,246,992	146%
Accounts receivable, net	5,145,822	4,166,885	978,937	23%
Short-term advance to affiliate	11,224,876	9,095,545	2,129,331	23%
Inventory of drone components	4,399,969	2,842,794	1,557,175	55%
Other current assets	2,954,922	2,030,715	924,207	46%
Total current assets	58,301,728	33,210,192	25,091,536	76%
Accounts payable and accrued liabilities	9,466,499	9,074,281	392,218	4%
Warrant liability	16,687,117	–	16,687,117	N/M
Contract liabilities	1,784,223	1,270,958	513,265	40%
Lease liability	1,598,413	921,068	677,345	74%
Total current liabilities	33,979,714	14,955,764	19,023,950	127%
Net Working Capital	24,322,014	18,254,428	6,067,586	33%

Net working capital increased by $6,067,586, or 33%, to $24,322,014 as of June 30, 2026, driven primarily by financing activities completed during the period, including a direct financing arrangement with warrants issued 1:1 and ATM stock sales to Maxim Group, partially offset by operating cash consumption and the recognition of a $16,687,117 warrant liability upon reclassification of certain warrants from equity to a liability under IFRS 9. Management believes that existing cash, marketable securities, available credit facilities, access to capital markets, and expected operating improvements are sufficient to meet anticipated obligations for the next twelve months.

Cash Flows

The following table summarizes the Company's cash flows for the six months ended June 30, 2026 and 2025. The Company's condensed interim-consolidated financial statements for the current period present cash flow information on a six-month, year-to-date basis only.

Cash Flow Category	6-Months June 30, 2026	6-Months June 30, 2025	Variance ($)	Variance (%)
Cash used in operating activities	(43,481,887)	(10,842,797)	(32,639,090)	301%
Cash used in investing activities	(25,037,966)	(4,951,677)	(20,086,289)	406%
Cash provided by financing activities	74,108,794	23,623,016	50,485,778	214%
Effect of foreign exchange on cash	665,952	(1,296,590)	1,962,542	N/M
Net change in cash	6,254,893	6,531,952	(277,059)	(4%)

Operating Activities

Cash used in operating activities was $43,481,887 for the six months ended June 30, 2026 (six months 2025: $10,842,797). After adjusting the net loss of $49,094,802 for non-cash items — including amortization and depreciation of $2,594,305, loan derivative and non-cash finance expense of $7,977,562, stock-based compensation of $8,941,526, amortization of loan initiation fees of $186,950, bad debts of $176,319, loss on disposal of assets of $19,921, and a decrease in the lease obligation of $591,343 — and changes in non-cash working capital, the most significant use of operating cash was a $4,904,642 increase in amounts due from affiliate, together with a $7,157,053 increase in other current assets, a $1,557,175 increase in inventory of drone components, and a $978,937 increase in accounts receivable. This was partially offset by a $513,265 increase in deferred revenue and a $392,218 increase in accounts payable and accrued liabilities.

Investing Activities

Cash used in investing activities was $25,037,966 for the six months ended June 30, 2026 (six months 2025: $4,951,677). The primary components were: net purchases of marketable securities of $13,246,992, reflecting the investment of financing proceeds; acquisition costs of $5,593,182 relating to the Company's 2026 business combinations; purchase of property, plant and equipment of $3,712,754; product development costs of $1,449,102; long-term capital advances of $951,657; and other long-term assets of $212,281; partially offset by proceeds from sale of assets of $128,000.

Financing Activities

Cash provided by financing activities was $74,108,794 for the six months ended June 30, 2026 (six months 2025: $23,623,016). The Company drew $11,098,010 under its revolving lines of credit, received gross proceeds of $65,417,177 from stock sales (including ATM sales to Maxim Group and the direct financing arrangement completed in May 2026, in which warrants were issued on a 1:1 basis with the common stock sold), and made loan repayments of $2,406,393.

Long-Term Debt

As of June 30, 2026, total loans payable were $21,880,822, of which $17,437,359 was classified as long-term and $4,443,463 was classified as current (December 31, 2025: $17,256,413, of which $3,689,456 was classified as current). The increase reflects new notes payable issued in connection with the Company's 2025 and 2026 business combinations, together with incremental draws under the Company's revolving credit facilities, partially offset by conversions and repayments during the period.

The Company maintains several revolving lines of credit with entities related to the controlling shareholder and the Chief Financial Officer, all bearing interest at 8% per annum with maturities in October 2034: GG Mars Capital, Inc. (owned by a family member of Shaun Passley, PhD), Star Financial Corporation (owned by a family member of Shaun Passley, PhD), Jennings Family Investments, Inc. (owned by a family member of James Sherman, CFO), Nancy Cowden, and LoneStella, LLC (owned by a family member of James Sherman, CFO). Each lender has an option to convert all or part of the outstanding balance into ZenaTech preferred shares at a $3.00 stated value or common stock at a 20% discount to market price. During the six months ended June 30, 2026, the Company drew a combined $11,098,010 under these facilities and converted a portion of the outstanding balances into equity; the Star Financial Corporation facility was fully converted and had a nil balance as of June 30, 2026. The Company also has a 10% GG Mars Capital, Inc. convertible debenture maturing January 2027, and notes payable issued in connection with 2025 and 2026 business combinations bearing interest of 6% to 8% and maturing at various dates through 2028.

Equity Structure

Shareholders' Equity	June 30, 2026	December 31, 2025	Variance ($)	Variance (%)
Preferred stock	82,710,000	51,810,000	30,900,000	60%
Super voting stock	5,550,000	1,800,000	3,750,000	208%
Common stock	27,865,258	14,406,266	13,458,992	93%
Warrants	361,058	361,058	0	0%
Contributed surplus	239,406,869	110,671,268	128,735,601	116%
Foreign currency translation reserve	174,678	(606,722)	781,400	(129%)
Accumulated deficit	(102,836,988)	(53,742,186)	(49,094,802)	91%
Common Control Adjustment Account	(161,861,023)	(56,738,233)	(105,122,790)	185%
Total Shareholders' Equity	91,369,852	67,961,451	23,408,401	34%

Total shareholders' equity increased by $23,408,401, or 34%, during the six months ended June 30, 2026. During the period, the Company issued common shares for the acquisition of entities under common control (including shares issued to Epazz, Inc. for the IQ Rover technology), for the conversion of outstanding convertible debt, for cash under ATM sales to Maxim Group, and in connection with a direct financing arrangement in which warrants were issued on a 1:1 basis with the common stock sold, resulting in the issuance of 11,792,455 warrants during the period. A portion of the Company's preferred stock was also converted to common stock during the period. Common shares outstanding increased from 48,020,885 as of December 31, 2025 to 94,884,193 as of June 30, 2026. The increase in the Common Control Adjustment Account and the accumulated deficit reflect, respectively, common-control transaction accounting and the Company's net loss and other charges recognized directly in equity during the period, as more fully described in Note 10 to the unaudited condensed interim consolidated financial statements.

The Company has not entered any off-balance sheet financing or arrangements.

Related Party Transactions

The Company's significant related party transactions for the six months ended June 30, 2026 are described in Note 14 to the unaudited condensed interim consolidated financial statements. The key related party relationships and transactions are summarized below, in accordance with IAS 24.

Stock Ownership Following Company Spin-Off

On November 18, 2018, the Company was restructured by way of stock dividend to Epazz shareholders. Epazz, Inc. continues to be the Company's controlling shareholder through ownership of preferred and super voting shares. As of June 30, 2026, Epazz, Inc. held 21,293,841 common shares, 21,700,000 preferred shares, and 145,000 super voting shares. Shaun Passley, PhD serves as CEO and Chairman of the Board of Directors of both ZenaTech and Epazz.

Management Services Agreement

The Company entered into a management services agreement with Epazz on November 18, 2018, in connection with the spin-off, pursuant to which Epazz agreed to provide certain management services to ZenaTech, including for labor, office space, hosting, travel, banking, and business development.. The agreement has a 20-year term but may be terminated at any time with mutual consent. The 2018 agreement was replaced by an agreement between Zenatech, Inc. and Epazz, Inc., effective January 1, 2025 (subsequently amended and effective January 1, 2026) , and governs the provision of management and operational services by Epazz to Zenatech. The services include software development, manufacturing (including drone production), administrative support, and infrastructure, delivered using a large contractor workforce. The agreement establishes a cost-plus pricing model, where Zenatech pays Epazz the cost of services up to a 30% markup, and formalizes the long-term relationship through a term extending to November 2038.

Directors and Officers Stock Compensation

Key management personnel are those people that have the authority and responsibility for planning, directing, and controlling the activities of the Company. The Company offers its directors and officers stock compensation for their services. The stock awards are recognized as an expense at the time of granting. During the six months ended June 30, 2026, ZenaTech recognized stock-based compensation of $8,826,525 to Shaun Passley, PhD, and smaller amounts to James A. Sherman, Craig Passley, and other non-employee directors, included within total stock-based compensation expense of $8,941,526 for the period.

Advance to Affiliate for Future Services

As an operational process, ZenaTech has historically advanced funds to Epazz, Inc. relating to the Management Services Agreement. During the six months ended June 30, 2026, the combined outstanding short-term advance, long-term advance, and note receivable balance increased from $24,653,444 as of December 31, 2025 to $29,562,081 as of June 30, 2026, comprised of a short-term advance of $11,224,876, a long-term advance of $17,995,355, and a note receivable of $341,850, as additional amounts were advanced to Epazz, Inc. during the period.

Revolving Lines of Credit and Related Party Lending

The Company's revolving lines of credit and convertible debenture with GG Mars Capital, Inc., Star Financial Corporation, Jennings Family Investments, Inc., LoneStella, LLC, and Nancy Cowden — each a related party as described above — are described in the Long-Term Debt section above. All related party transactions were conducted at arm's-length terms as determined by management. Independent directors of the Board reviewed and approved significant related party transactions.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the fiscal year. The Company makes estimates for, among other items, useful lives for depreciation and amortization, determination of future cash flows associated with impairment testing for long-lived assets, determination of the fair value of stock options and warrants, determination of fair value of convertible debt instruments and their embedded derivatives, valuation allowance for deferred tax assets, allowances for doubtful accounts, and potential income tax assessments and other contingencies. The Company bases its estimates on historical experience, current conditions, and other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates and assumptions.

The most significant areas of estimation uncertainty during the six months ended June 30, 2026 include: stock-based compensation of $8,941,526 (fair value of equity awards using valuation models); the fair value of warrants issued in connection with the Company's direct financing arrangement, resulting in a warrant liability of $16,687,117 as of June 30, 2026; the fair value of embedded derivatives on the Company's convertible debt instruments, resulting in a derivative liability of $905,791 as of June 30, 2026; going concern assessment (the Company had an accumulated deficit of $102,836,988 as of June 30, 2026); the carrying value of goodwill and intangibles ($18,735,192 and $13,840,706, respectively, as of June 30, 2026) and management's assessment that no indicators of impairment exist; and purchase price allocation and goodwill recognized on the Company's 2026 business combinations.

Changes in Accounting Policies

There were no changes in accounting policies during the three and six months ended June 30, 2026 and for the year ended December 31, 2025. There were no changes in accounting policies up through the dating of this Management Discussion and Analysis.

Future Changes in Accounting Standards

As of June 30, 2026 certain new standards, amendments and interpretations to existing standards have been published but are not yet effective and have not been early-adopted by the Company.

Financial Instruments

The Company's consolidated financial instruments include cash, marketable securities, accounts receivable, advances to affiliates, accounts payable, lease liabilities, loans payable, the warrant liability, and the derivative liability associated with the Company's convertible debt instruments. The carrying value of short-term financial instruments approximates fair value due to the relatively short periods to maturity. The warrant liability and the derivative liability are measured at fair value through profit or loss on a recurring basis and are classified within Level 3 of the fair value hierarchy. Financial instruments are classified within a three-level fair value hierarchy: Level 1 (unadjusted quoted prices), Level 2 (observable inputs), and Level 3 (unobservable inputs).

Risk Exposure and Management

The Company is exposed to various financial instrument risks and continuously assesses the impact and likelihood of this exposure. These risks include credit risk, liquidity risk, interest rate risk and currency risk. Where material these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary historical exposure to credit risk has been its advances to Epazz, Inc., which increased from $24,653,444 as of December 31, 2025 to $29,562,081 as of June 30, 2026. The Company continues to monitor this exposure.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue funding its operations is dependent on management's ability to raise required funding through future equity issuances and revolving credit facilities. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. The Company had working capital of $24,322,014 as of June 30, 2026, a 33% increase from the working capital of $18,254,428 as of December 31, 2025. Management believes that existing cash, marketable securities, available credit facilities, and expected cash flows from DaaS operations are sufficient for the next twelve months.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company's revolving lines of credit bear fixed interest rates of 8% per annum, and its GG Mars Capital, Inc. debenture bears interest at 10% per annum. The Company is not exposed to significant variable interest rate risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company transacts in USD, CAD, EUR, GBP, AUD, Taiwan Dollar, Turkish Lira and AED. The Company recognized a foreign currency exchange loss of $45,040 for the six months ended June 30, 2026 and a foreign currency translation reserve gain of $781,400 through other comprehensive items. The Company does not enter into derivative financial instruments to mitigate foreign exchange risk.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices. The Company holds marketable securities of $22,340,879 as of June 30, 2026, which are subject to market price fluctuations.

Other MD&A Disclosures

Contingencies

Except as may be described in Note 16 (Contingent Liabilities) and Note 17 (Subsequent Events) to the unaudited condensed interim consolidated financial statements — regarding, respectively, litigation initiated by NightSun LLC against the Company's ZenaDrone, Inc. subsidiary, which management does not consider material, and a legal matter involving Ameritek Ventures, Inc., a related party — the Company is not aware of any other contingencies or pending legal proceedings as of the date of this report.

Additional Share Information

The Company had 94,884,193 shares of Common Stock outstanding as of June 30, 2026 (92,884,193 as of the date of this report, following the return to treasury of 2,000,000 shares during the third quarter of 2026

— see Note 10 to the unaudited condensed interim consolidated financial statements), together with 27,570,000 preferred shares, 185,000 super voting shares, and warrants to purchase approximately 13,398,006 common shares outstanding.

Subsequent Events

a)The Company purchased five companies and made an investment in a public company.

b)On August 11, 2026 there was a judgement against Ameritek Ventures, Inc. and Shaun Passley. Ameritek Ventures, Inc was a related party to ZenaTech, Inc. As a result, certain related-party transactions with Ameritek Ventures, Inc. were voided including stock issuances to Ameritek Ventures for transactions with ZenaTech, Inc. There were certain agreements that were cancelled but did not result in a material change to ZenaTech financials. See footnote 17 from the financial statements for more details.